July 15, 2025

Kaes Van   t Hof
Chief Executive Officer
New Cobra Pubco, Inc.
500 West Texas Ave., Suite 100
Midland, TX 79701

       Re: New Cobra Pubco, Inc.
           Registration Statement on Form S-4
           Filed June 30, 2025
           File No. 333-288431
Dear Kaes Van   t Hof:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Steven R. Green